UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

CEO Transition

On December 4, 2023, the Board of Directors (the “Board”) of HUB Cyber Security Ltd. (the “Company”) appointed Mr. Noah Hershcoviz, the Company’s Chief Strategy Officer and member of the Board, as the Company’s Chief Executive Officer, effective immediately, replacing Mr. Uzi Moskovitch. Mr. Moskovitch will remain as a member of the Board as an active director.

In connection with the foregoing changes in the Board and the Company’s executive management, on December 4, 2023, the Company issued a press release titled “Strategic Leadership Transition at HUB Security: Noah Hershcoviz Appointed CEO while Uzi Moscovich Assumes back an Active Director Role.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Investment by Individual Accredited Investors

On November 30, 2023, the Board approved the Company’s entry into a Securities Purchase Agreement (the “Purchase Agreement”) providing for the sale by the Company to certain accredited investors (the “Investors”), in an unregistered private transaction, of convertible promissory notes (the “Notes”) with an aggregate principal amount of up to $1,600,000, and warrants (the “Warrants”, and together with the Purchase Agreement and the Notes, the “Transaction Documents”)) exercisable into one ordinary share, no par value per share, of the Company (an “Ordinary Share”) for each Ordinary Share issuable to the Investors upon the conversion of the principal amount of the Notes, assuming conversion on the respective issuance dates of the Notes.

The aggregate principal amount of the Notes is convertible into Ordinary Shares at a rate of the lower of (i) $0.25 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the Ordinary Shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.15. The Notes do not bear interest and are repayable on the three-month anniversary of their issuance, subject to earlier conversion by the Investors. The Investors have the right to convert the Notes, in whole or in part, at any time following their issuance.

The Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the Ordinary Shares as of the respective issuance dates of the Warrants.

The conversion of the Notes and the exercise of the Warrants will be limited to the extent that, upon the conversion or exercise, an Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Ordinary Shares.

The foregoing is a summary description of certain terms of the Transaction Documents and, by its nature, is not comprehensive. The Transaction Documents contain customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the Transaction Documents and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: December 4, 2023	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated December 4, 2023.

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